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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
   X      Annual report pursuant to Section 15(d) of the Securities
  ---     Exchange Act of 1934.

For the fiscal year ended December 31, 2000

                                       or

          Transition report pursuant to Section 15(d) of the Securities
  ---     Exchange Act of 1934

                        For the transition period from            to

Commission file number 0-20870


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Security Associates International, Inc. Employee Stock Purchase Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SECURITY ASSOCIATES INTERNATIONAL, INC.
2101 South Arlington Heights Road, Suite 150
Arlington Heights, Illinois 60005-4142




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                              REQUIRED INFORMATION

The following financial statements are being furnished for the plan:

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Security Associates International, Inc.
Employee Stock Purchase Plan:


     We have audited the accompanying statements of net assets of the SECURITY ASSOCIATES INTERNATIONAL, INC. EMPLOYEE STOCK PURCHASE PLAN as of December 31, 2000 and 1999, and the related statements of changes in net assets for the year ended December 31, 2000, and for the period from inception (April 1, 1999) through December 31, 1999. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2000 and 1999, and the changes in net assets for the year ended December 31, 2000, and for the period from inception (April 1) through December 31, 1999, in conformity with accounting principles generally accepted in the United States.







Arthur Andersen LLP

Chicago, Illinois
March 16, 2001



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                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                          EMPLOYEE STOCK PURCHASE PLAN


                            STATEMENTS OF NET ASSETS

                        AS OF DECEMBER 31, 2000 AND 1999


                                                          2000       1999
                                                        --------    -------
ASSETS:
    Due from Security Associates International, Inc.    $138,935    $83,940
                                                        --------    -------

NET ASSETS AVAILABLE                                    $138,935    $83,940
                                                        ========    =======



        The accompanying notes are an integral part of these statements.


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                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                          EMPLOYEE STOCK PURCHASE PLAN


                       STATEMENTS OF CHANGES IN NET ASSETS

            FOR THE YEAR ENDED DECEMBER 31, 2000, AND FOR THE PERIOD FROM INCEPTION (APRIL 1, 1999) THROUGH DECEMBER 31, 1999


                                                      2000             1999
                                                    --------        ---------
PLAN ASSETS AVAILABLE, beginning of period          $ 83,940        $       0

ADDITIONS:
    Participant contributions                         96,824          119,244

DEDUCTIONS:
    Participant withdrawals                          (41,829)         (35,304)
                                                    --------        ---------
PLAN ASSETS AVAILABLE, end of period                $138,935        $  83,940
                                                    ========        =========



        The accompanying notes are an integral part of these statements.



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                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                          EMPLOYEE STOCK PURCHASE PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999


           1.  THE PLAN

           The Security Associates International, Inc. ("SAI") Employee Stock Purchase Plan (the "Plan") was created on April 1, 1999, to give eligible employees, wishing to do so, a convenient means of purchasing SAI shares through payroll deductions. Employees of SAI or any subsidiary that has adopted the Plan on behalf of its employees who work more than 20 hours per week and were employed prior to April 1, 1999, are eligible to participate in the Plan. As of December 31, 2000 and 1999, 23 and 54 employees, respectively, were participating in the Plan.

           The Plan allows employees to make after-tax payroll deductions of up to 15% of eligible compensation for a 27-month period. SAI common stock will be issued to all participants on July 1, 2001, at 85% of the market price on April 1, 1999. The price of SAI common stock on April 1, 1999, was $3.25 per share. If a participant withdraws from the Plan they are entitled to receive all of their contributions plus interest at a 3.5% annual rate.

           2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. The transactions of the Plan are accounted for on the accrual basis of accounting.

      b.   Expenses incurred by the Plan are paid by SAI.

      c. The preparation of the Plan's financial statements requires the Administrative Committee to make certain estimates and assumptions required under accounting principles generally accepted in the United States which may differ from actual results.

           3.  FEDERAL INCOME TAXES

               TAX STATUS OF THE PLAN

           The Plan does not qualify for tax-exempt status under Section 501 of the Internal Revenue Code. However, the Plan incurs no tax liability since all Plan income is distributed to the participants.

               TAX STATUS OF EACH PARTICIPANT

            The Plan qualifies as an "employee stock purchase plan" under
      Section 423 of the Internal Revenue Code. Participants realize income upon disposition of shares acquired under the Plan. If the shares are held for the minimum holding period as defined under Section 423, the participant may realize capital gain income at the time the shares are sold.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Security Associates International, Inc.
                                    Employee Stock Purchase Plan.
                                    ------------------------------
                                             (Name of Plan)

Date March 28, 2001                  /s/ James S. Brannen
                                     --------------------
                                      James S. Brannen
                                      Administrator



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EXHIBITS:
Exhibit 23        Consent of Arthur Andersen LLP